Exhibit 99.3:

Annual Information Form for the year ended December 31, 2015, dated March 10, 2016

[previously filed on SEDAR]

TELUS Corporation

Annual Information Form

for the year ended December 31, 2015

March 10, 2016

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	3
CORPORATE STRUCTURE	6
DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS	7
COMPETITION	19
CORPORATE SOCIAL RESPONSIBILITY AND ENVIRONMENT	20
EMPLOYEE RELATIONS	21
RISK FACTORS	21
CANADIAN OWNERSHIP REQUIREMENTS	22
REGULATION	24
DIVIDENDS DECLARED	26
CAPITAL STRUCTURE OF TELUS	26
RATINGS	29
MARKET FOR SECURITIES	32
DIRECTORS AND OFFICERS	34
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	38
AUDIT COMMITTEE	38
MATERIAL CONTRACTS	41
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	42
TRANSFER AGENT AND REGISTRAR	42
INTERESTS OF EXPERT	42
ADDITIONAL INFORMATION	42
APPENDIX A: TERMS OF REFERENCE FOR THE AUDIT COMMITTEE	43

Each section of the Management’s Discussion and Analysis for the fiscal year ended December 31, 2015 (2015 annual MD&A) as well as the Management’s Discussion and Analysis for each of the years ended December 31, 2014 and 2013, that are referred to in this Annual Information Form (AIF) are incorporated by reference and filed on SEDAR at sedar.com. For greater certainty, notwithstanding references to TELUS’ information circular, consolidated financial statements, sustainability report and the telus.com website, these documents and website are not incorporated into this AIF.

In this AIF, unless otherwise stated, references to “TELUS”, “the Company”, “we”, “us” or “our” are to TELUS Corporation and all of its subsidiaries, except where it is clear that these terms mean only TELUS Corporation.

In this AIF, except where otherwise indicated, all references to dollars or $ are to Canadian dollars.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. Forward-looking statements include statements relating to annual targets, outlook, guidance and updates, our multi-year dividend growth program, our multi-year share purchase program, and trends. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, predict, could, expect, intend, may, plan, seek, should, strive and will. By their nature, forward-looking statements do not refer to historical facts, are subject to inherent risks and require us to make assumptions. There is significant risk that forward-looking statements will not prove to be accurate. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. Our general trends, outlook and assumptions for 2016 are described in Section 9 of the 2015 annual MD&A.

Factors that could cause actual performance to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Competition including: continued intense rivalry across all services among wireless and wireline telecommunications companies, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on average revenue per subscriber unit per month (ARPU) and churn for all services; mergers and acquisitions of industry competitors, including the integration of cable-TV and wireless companies; the potential entry of new competitors; competition from global players for international roaming services; our ability to continue to retain customers through an enhanced customer service experience; pressures on wireless ARPU and churn from market conditions and government actions, customer usage patterns, flat-rate pricing trends for voice and data, inclusive long distance plans for voice, moderating growth in postpaid market penetration and increasing availability of Wi-Fi networks for data; pressures on high-speed Internet and TV ARPU and churn resulting from market conditions, government actions and customer usage patterns; residential network access line (NAL) losses; subscriber additions and retention volumes and associated costs for wireless, TV and high-speed Internet services; competition for wireless spectrum; and our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice, local and long distance services from impacts of OTT applications and wireless substitution, and overall slower subscriber growth in the wireline segment; the increasing number of households that have only wireless and/or Internet-based telephone services; continuation of wireless voice ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services from wireless services; and OTT Internet protocol (IP) services that may displace TV and entertainment services, and impact revenue.

•                  Technology including: subscriber demand for data that challenges wireless networks and spectrum capacity levels; our reliance on legacy systems and information technology; technology options, evolution paths and roll-out plans for wireline and wireless networks (including broadband initiatives, such as fibre-to-the-premises (FTTP) and wireless small-cell deployment); our reliance on wireless network access agreements; choice of suppliers and those suppliers’ ability to maintain and service their product lines; supplier concentration and market power for network equipment, TELUS TV® and wireless handsets; the performance of long-term evolution (LTE) wireless technology; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireless networks and success of new products, new services and supporting systems, including the Internet of Things (IoT) services for Internet-connected devices; deployment and operation of new wireline broadband networks at a reasonable cost and availability, and success of new products and services to be rolled out on such networks; availability of resources and ability to build out adequate broadband capacity; network reliability and change management (including migration risks related to technology and customer retention, to new, more efficient Internet data centres (IDCs) and realizing the expected benefits); timing of decommissioning of certain legacy wireline networks, systems and services to reduce operating costs; timing of decommissioning of CDMA and iDEN wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration costs and customer retention risks; and success of upgrades and evolution of TELUS TV technology, which depend on third-party suppliers.

•                  Regulatory decisions and developments including: potential of government intervention to further increase wireless competition; the Canadian Radio-television and Telecommunications Commission (CRTC) wireless wholesale services review, in which it was determined that the CRTC will regulate wholesale GSM-based domestic roaming rates and the setting of such rates; future spectrum auctions (including limitations on established wireless providers, spectrum set-aside favouring certain carriers and other advantages provided to new and foreign participants, and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the undetermined long-term impact of the CRTC’s wireline wholesale services review, which concluded that wholesale competitors shall receive regulated access to FTTP facilities owned by incumbent Internet service providers; increased subsidy requirements for telecommunications facilities in Yukon, Nunavut and the Northwest Territories, and possible changes to the scope and nature of basic service obligations, including higher minimum Internet access speeds; the CRTC’s new code of conduct for TV services; vertical integration by competitors moving into broadcast content ownership and timely and effective enforcement of related regulatory safeguards; ongoing monitoring and compliance with restrictions on non-Canadian ownership of TELUS Common Shares; modification, interpretation and application of tower sharing and roaming rules; and the non-harmonization of provincial consumer protection legislation, particularly in light of the CRTC’s mandatory national Wireless Code (the Code) in effect since December 2, 2013, and pressures on retention costs and other operational challenges resulting from the retroactive application of the Code, which led to two-year and three-year customer contracts ending coterminously starting in June 2015.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic developments outside of Canada; future interest rates; inflation; unemployment levels; effects of low oil prices; effects of low business spend (reducing investments and cost structure); pension investment returns, funding and discount rates; and Canada: U.S. dollar exchange rates.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: our ongoing deployment of wireless LTE and future technologies; utilizing newly acquired spectrum; our wireline broadband initiatives, including connecting more homes and businesses directly to fibre; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by the Department of Innovation, Science and Economic Development. Our capital expenditure levels could be impacted by the achievement of our targeted operational and financial results.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Initiatives include: our earnings enhancement program to drive improvements in earnings before interest, income taxes, depreciation and amortization (EBITDA), including the initiative announced in November 2015; business integrations; business process outsourcing; offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate rationalization. Additional cost reduction initiatives may be needed if we do not achieve our targeted operational and financial results.

•                  Financing and debt requirements including: our ability to carry out financing activities and our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent.

•                  Ability to sustain our dividend growth program of circa 10% per annum through 2016 and our ability to sustain and complete our multi-year share purchase program through 2016. These programs may be affected by factors such as regulatory decisions and developments, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, the competitive environment and economic performance in Canada. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors (Board), based on the Company’s financial position and outlook. The share purchase program may be affected by a change in our intention to purchase shares, and the assessment and determination of our Board from time to time. Consequently, there can be no assurance that these programs will be maintained through 2016 and/or renewed thereafter.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry; the future outcome of collective bargaining for an agreement with the Telecommunications Workers Union (TWU), United Steel Workers Local Union 1944, which expired at the end of 2015; and the level of employee engagement.

•                  Process risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations; implementation of complex large enterprise deals that may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions; information security and privacy breaches, including data loss or theft of data; intentional threats to our infrastructure and business operations; and real estate joint venture re-development risks.

•                  Tax matters including: complex tax laws that may be subject to interpretation by the tax authorities that may differ from our interpretations; changes in tax laws, including tax rates; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and international tax complexity and compliance.

•                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human error or human-caused threats, such as electronic attacks and equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics and pandemics; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Litigation and legal matters including: our ability to defend successfully against investigations, claims and lawsuits, including class actions pending against us and possible class actions based on consumer claims, data or security breaches and secondary market liability; and the complexity of legal compliance in domestic and foreign jurisdictions.

•                  Acquisitions or divestitures including: our ability to successfully integrate acquisitions or complete divestitures in a timely manner, and realize expected strategic benefits.

•                  Health, safety and environmental developments and other risk factors discussed herein and listed from time to time in our reports and public disclosure documents, including our annual report, and other filings with securities commissions or similar regulatory authorities in Canada (on SEDAR at sedar.com) and in our filings with the Securities and Exchange Commission (SEC) in the United States, including Form 40-F (on EDGAR at sec.gov). Section 10: Risks and risk management in our 2015 annual MD&A is incorporated by reference in this cautionary statement.

CORPORATE STRUCTURE

Name, address and incorporation

TELUS was incorporated under the Company Act (British Columbia) (the B.C. Company Act) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (BC TELECOM) and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM and TC in exchange for common shares and non-voting shares of BCT, and BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the B.C. Company Act. On February 4, 2013, in accordance with the terms of a court approved plan of arrangement under the Business Corporations Act (British Columbia), TELUS exchanged all of its issued and outstanding Non-Voting Shares into Common Shares on a one-for-one basis. On April 16, 2013, TELUS subdivided its Common Shares on a two-for-one basis.

TELUS maintains its registered office at Floor 7, 510 West Georgia, Vancouver, British Columbia (B.C.) and its executive office at Floor 23, 510 West Georgia, Vancouver, B.C.

Intercorporate relationships and TELUS subsidiaries

TELUS’ wireless and wireline businesses are primarily operated through TELUS Communications Company (TCC). TCC is a partnership organized under the laws of B.C. whose partners are TELUS Communications Inc. (TCI) and TELE-MOBILE Company (TELE-MOBILE).

TCI, which holds direct and indirect interests in TCC and TELE-MOBILE, is the only subsidiary which owned assets that constitute more than 10% of the consolidated assets of TELUS and that generated sales and operating revenues that exceed 10% of the consolidated sales and operating revenues of TELUS for the year ended December 31, 2015. In addition, all of the assets, sales and operating revenues of TELUS’ other subsidiaries (other than TCI), together do not exceed 20% of TELUS’ total consolidated assets and 20% of TELUS’ total consolidated sales and operating revenues as at December 31, 2015.

The following organization chart sets forth the relationships between the major subsidiaries and partnerships, as well as their respective jurisdictions of incorporation or establishment and TELUS ownership as at December 31, 2015.

DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS

Who we are

TELUS is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products, including wireless and wireline voice and data. Data services include: internet protocol (IP); television; hosting, managed information technology, security and cloud-based services; healthcare solutions; and business process outsourcing. In 2015, we generated $12.5 billion in revenue and had 12.5 million subscriber connections. This included 8.5 million wireless subscribers, 1.6 million Internet subscribers, 1.5 million wireline residential network access lines, and 1.0 million TV subscribers (excluding business NALs -see Section 5 Discussion of operations in the 2015 annual MD&A for a discussion of why business NALs are excluded).

Organization

Our wireless and wireline businesses are organized to leverage the convergence of technologies, to provide integrated solutions differentiating us from our competitors and to improve operating efficiency and effectiveness. The operating segments that are regularly reported to our Chief Executive Officer (our chief operating decision-maker) are wireless and wireline. Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operating results of which are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. As we do not currently aggregate operating segments, our reportable segments are also wireless and wireline. Segmentation is based on similarities in technology, the technical expertise required to deliver the services and products, customer characteristics, the distribution channels used and regulatory treatment. We offer our wireless and wireline services primarily through TCC.

A significant judgment we make is that our wireless and wireline operations and cash flows are sufficiently distinct to be considered both operating segments and reportable segments, notwithstanding the convergence our wireless and wireline telecommunications infrastructure technology and operations have experienced to date. If our wireless and wireline telecommunications infrastructure technology and operations continue to converge, it may become impractical, if not impossible, to objectively distinguish between our wireless and wireline operations and cash flows. If sufficient convergence were to occur, our wireless and wireline operations would no longer be individual components of the business or discrete operating segments; rather, they could each become a group of similar products and services.

Our strategy

Our strategic intent is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. Our focus is on our core telecommunications business in Canada supported by our international contact centres and outsourcing capabilities.

We developed six strategic imperatives in 2000 that remain relevant for future growth, despite changing regulatory, technological and competitive environments. The six strategic imperatives are:

•                                                   Focusing relentlessly on growth markets of data, IP and wireless;

•                                                   Providing integrated solutions that differentiate TELUS from our competitors;

•                                                   Building national capabilities across data, IP, voice and wireless;

•                                                   Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS’ resources on core business;

•                                                   Going to market as one team under a common brand, executing a single strategy; and

•                                                   Investing in internal capabilities to build a high-performance culture and efficient operation.

A consistent focus on the strategic imperatives guides our actions and contributes to the achievement of our financial goals. See our discussion in Section 2.2 Strategic imperatives in the 2015 annual MD&A. To advance our long-term strategic initiatives and address near-term opportunities and challenges, we set new corporate priorities each year. See Section 3 Corporate priorities in the 2015 annual MD&A for progress on our 2015 corporate priorities, as well as our 2016 corporate priorities.

Business overview

Our principal markets, services and products and competition overview are described in Section 4.1 Principal markets addressed and competition in the 2015 annual MD&A. Further details related to competition can be found in Section 10.2 Competition in the 2015 annual MD&A.

Our assets and resources, including employees, brand and distribution methods, tangible properties (such as our telecommunications networks and network facilities), intangible properties (such as brand and wireless spectrum licences) and an overview of foreign operations are discussed in Section 4.2 Operational resources in the 2015 annual MD&A. Further details on our employees are provided below under Employee relations and further details on our wireless spectrum licences are provided below under Regulation - Radiocommunications authorizations and spectrum licences.

Intellectual property, which we own or which we have been granted the right to use, is an essential asset for TELUS. Intellectual property enables us to be known and recognized in the marketplace through our brand style, trade dress, domain names and trademarks. It protects our know-how and software, systems, processes and method of doing business through copyrights, patents and information treated as confidential. It also helps us to increase our competitiveness by fostering an innovative work environment. Each form of intellectual property is important to our success. For instance, the TELUS brand plays a key role in product positioning and our Company’s reputation. TELUS aims to maximize the value of TELUS’ intangible assets in the areas of innovation and invention by ensuring that they are adequately used, protected and valued. To protect our intellectual property assets, we rely on a combination of legal protections afforded under copyright, trade-mark, patent and other intellectual property laws as well as contractual provisions under licensing arrangements. Further information on recognized tangible and intangible properties can be found in Section 8.1 Critical accounting estimates in the 2015 annual MD&A.

We depend on various key third-party suppliers and vendors to provide us with equipment and services, such as network equipment and handsets that we need in order to operate our business and provide products and services to our customers. If these suppliers or vendors fail to provide equipment or service on a timely basis or fail to meet our performance expectations, we may be unable to provide our products and services as and when requested by customers. We also may be unable to continue to maintain or upgrade our networks. Our dependence on suppliers and vendors is described in Section 10.3 Technology - Supplier risks in the 2015 annual MD&A.

For revenue and other financial information on the two most recently completed financial years with respect to our wireless and wireline businesses, see Section 5.4 Wireless segment and Section 5.5 Wireline segment in the 2015 annual MD&A.

An overview of the Canadian economic environment and the telecommunications industry can be found in Section 1.2 Who we are - The environment in which we operate and Section 9 General trends, outlook and assumptions in the 2015 annual MD&A. Seasonal trends that have impacted us are described in Section 5.2 Summary of consolidated quarterly results, trends and fourth quarter recap in the 2015 annual MD&A.

Three-year history

During the three-year period ended on December 31, 2015, we continued to advance our national growth strategy, guided by our six strategic imperatives and our corporate priorities for those years.

Focusing relentlessly on growth markets of data, IP and wireless

External wireless revenues and wireline data revenues were $10.7 billion in 2015, up by $646 million or 6.4% from 2014. The results for 2014 had increased by $721 million or 7.7% from 2013. In total, 2015 external wireless revenues and wireline data revenues have grown by 15% since 2013. Wireless and wireline data revenues combined represented 86% of TELUS’ consolidated revenues in 2015, up from 84% in 2014, and 82% in 2013.

The increase in wireless network revenues reflects moderating growth in the subscriber base due to the impacts of the economic slowdown, particularly in Alberta, slower growth in wireless postpaid market penetration, increased competitive intensity, higher handset prices and moderating growth in ARPU driven by a larger proportion of higher-rate two-year plans, a more favourable postpaid subscriber mix, and increases in data roaming and chargeable data usage, partly offset by a decline in voice revenue. Data revenue growth reflects increased data consumption driven by the higher adoption of smartphones, tablets and other wireless devices, expansion of networks, greater use of applications and other wireless data and an increased but moderating proportion of higher-rate two-year plans and postpaid subscribers in our customer base. Consequently, monthly blended ARPU has increased year over year for 21 consecutive quarters. The data revenue growth trend is impacted by competitive pressures driving larger allotments of data provided in rate plans, including data sharing and international data roaming features and plans, unlimited messaging rate plans, customer reactions to increased frequency of real-time data usage notifications and offloading of data traffic to increasingly available Wi-Fi hotspots. Wireless equipment revenue has generally increased due to sales of higher value smartphones and retention volumes.

Wireline data revenues increased due to revenue growth in Internet and enhanced data services, TELUS TV, business process outsourcing and TELUS Health services, offset by declines in managed services, video-conferencing revenues and data equipment sales, largely driven by an economic slowdown and lower business spending, particularly in Alberta. The trend of increasing wireline data revenue reflects growth in high-speed Internet and enhanced data services, including increases in usage and adoption of higher-speed services, growth in business process outsourcing, the continued but moderating expansion of the TELUS TV subscriber base, growth in TELUS Health solutions and certain rate increases.

Under an agreement with the Government of B.C., since 2011, we have been providing telecommunications and strategic services to the government and its public sector partners.

By December 2015, we have extended wireless coverage along 1,484 km of primary and secondary highways in B.C. and upgraded service at 1,141 of 1,650 B.C. public schools from legacy networks to the province’s Next Generation Network.

In 2015, we continued to develop our position and expand our footprint in the healthcare sector, turning information into better health outcomes for Canadians. TELUS’ health activities consist of three lines of health solutions:

•                 Provider Solutions: Our provider solutions include electronic medical records (EMR) for physicians and pharmacy management solutions for pharmacists, as well as a series of patient engagement solutions that drive collaboration between patients, pharmacists and physicians (e.g. Pharma Space®, a medication portal for consumers). TELUS currently reaches approximately 15,000 physicians as an EMR provider. In 2015, TELUS launched its EMR mobile application which allows physicians to access patient medical profiles, document patient visits by taking photos and uploading them and schedule appointments while on the go. We also provide pharmacy management solutions in the country servicing over 2,800 pharmacies. TELUS’ Pharma Space platform enables patients to access their drug profiles and allows them to perform online refills via the web or mobile devices.

•                 Health Benefits and Payment Solutions: The health benefits and payment solutions include health claims management solutions for public and private insurers that transport, process and adjudicate claims directly at the point-of-service. TELUS processed close to 500 million health claim transactions in 2015.

•                 Health Enterprise Solutions: Our health enterprise solutions support health authorities, hospitals and government with solutions such as electronic health records, personal health records, eScheduling, eReferral and home health monitoring. These scalable solutions enable access to vital data, encourage collaboration and increase efficiency across the healthcare continuum. Our home health monitoring and personal health records solutions are active in five key provinces in Canada. In 2015, TELUS continued to increase the reach of its health enterprise solutions, which are currently being used by close to 92,000 healthcare professionals across Canada.

In 2015, growth continued in TELUS International, TELUS’ global business process outsourcing (BPO) company. TELUS International now has more than 20,000 employees around the world, including in Canada, the United States, Europe, Central America and the Philippines and handles over 175 million BPO transactions annually via voice, email, chat, social media and back-office support across the telecommunications, utilities, high tech, gaming, finance, retail, e-commerce, travel and logistics and health care industries.

Providing integrated solutions that differentiate TELUS from its competitors

We are continuously looking for opportunities to expand on our long-standing clear and simple approach to wireless pricing and putting our customers first. Some examples of these initiatives in the past 3 years include:

Effective July 30, 2013, we introduced our new two-year TELUS SharePlus plans. This was another step within our clear and simple approach to wireless pricing and putting our customers first, in addition to our previous changes that removed activation and renewal fees. Research and customer feedback indicated that consumers wanted unlimited Canada-wide talk and text, and the capability to share data among family members and devices. As a result, we added unlimited nationwide talk and text to the new plans, as well as data plans that are shareable among multiple devices in the same household. Customers can simply select an unlimited talk and text plan for their device(s), and then add a data plan that is shareable across all devices on the account, including tablets. In 2014, we introduced Your Choice™ plans based on our customers’ feedback and added new options to provide enhanced flexibility for voice and data usage. Your Choice plans maintain the option of sharing data with up to four additional devices.

In late 2014, we introduced two new solutions aimed at leveraging cloud-based technology to enable Canadian businesses to deploy a range of unified communication and collaboration tools and help their employees work more efficiently and effectively, no matter where they are. Our Cloud Collaboration services include voice mail, integrated messaging, and voice and video-conferencing. Our Cloud Contact Centre, a contact centre for customer service calls for marketers, salespeople and customer service representatives, is an end-to-end enterprise-grade solution that can support up to several thousand agents and allows those agents to connect from the office, home or almost any remote location. In late 2015, we announced the expansion of our cloud portfolio with the offer of a full suite of managed infrastructure as a service (IaaS) solutions that include public, private and hybrid cloud options. This expansion of our cloud portfolio, paired with our Internet data centres (IDCs) and expertise in managed services, allows us to meet the growing storage demands of Canadian businesses that are being driven by mobile, social, Internet of Things (IoT) and big data applications, as well as their growing IT security concerns.

Also in 2014, we launched the TELUS IoT Marketplace, an online space offering a suite of turnkey IoT solutions for Canadian businesses. The IoT refers to technologies designed to make it simpler for businesses to incorporate Internet-connected devices and deploy solutions that can help reduce costs and enhance efficiency, productivity and profitability. The IoT also comprises machine-to-machine communications as it usually involves one device connected with another, which is controlled through the Internet. Examples of IoT devices include connected cars and connected utility and security services. In 2015, we expanded our offerings to include 53 more solutions and 23 new partners. For example, we partnered with Jasper Technologies Inc. to implement the TELUS Control Centre, a self-service platform aimed at simplifying the deployment and management of IoT services by offering automated device provisioning, real-time diagnostics, integrated billing and cost-management features. Furthermore, in September 2015, we introduced the TELUS Global IoT Connectivity Platform, which enables businesses to scale their IoT operations globally. Through a network of more than 70 carriers, we can offer a global SIM card that delivers connectivity in nearly every country around the world.

In 2015, we further extended our leadership in our clear and simple approach, providing customers with improved visibility to their data usage, both with Your Choice and Share Plus plans. Customers can now access real-time rating information, receive notifications when they are at or approaching billing thresholds and control usage through our data manager, accessible through our website or app. This improves billing transparency, and allows customers to add data top-ups when desired to have a set rate for additional usage.

In 2015, we launched improved roaming plans for US travel, both for businesses and consumers. Our consumer product, called Easy Roam™, allows our subscribers to access their domestic plan for a flat fee per 24 hours. For businesses, we have introduced Roam ReadyTM, a feature that offers competitive, flat-fee rates for voice, text and data; only when the service is used. These changes improve billing transparency and respond to our customers’ desire to use their devices anywhere, any time.

In 2015, we stopped charging the incoming short messaging service (SMS) fee for our wireless customers roaming outside Canada. Our customers can now receive unlimited incoming text messages free of charge while travelling abroad.

In October 2013, we ceased marketing our Mike® service and in 2016 we started the staged decommissioning of our iDEN network that the Mike service operates on. Throughout 2016, we will continue to support our Mike private network customers and actively work with them to migrate their services onto our HSPA and LTE networks.

In early 2015, we redesigned our TV packaging to provide our customers with more choice and flexibility, allowing them to select from a wide variety of theme packs or customize their own, at competitive pricing. Furthermore, on March 1, 2016, we began offering our customers a basic, low-cost TV package and pick-and-pay options for additional channels.

In March 2015, we launched TELUS Business Connect™, an integrated business communications solution for small businesses across Canada. This cloud-based solution provides businesses with a full suite of communications tools for both office and mobile use, including an automated attendant, call routing, teleconferencing, video-conferencing, toll-free numbers and a wireless backup for office Internet access. Business Connect allows users to use a single number across their mobile phone, tablet, desk phone and computers through voice over IP (VoIP) technology.

In June 2015, we announced a free public Wi-Fi service available to both TELUS and non-TELUS customers at more than 8,000 hotspots across B.C. and Alberta. Since early 2014, we have been actively expanding our public Wi-Fi network by working with thousands of businesses and many major sports and entertainment venues. This public Wi-Fi service is part of our network strategy of deploying small cells that integrate seamlessly with our 4G wireless network, automatically shifting our smartphone customers to Wi-Fi and offloading data traffic from our wireless spectrum to increasingly available Wi-Fi hotspots.

As at December 31, 2015, Optik TVTM supported more than 700 channels, including more than 230 high-definition (HD) TV channels and 74 Stingray music channels, while OptikTM on the go provided access to thousands of on-demand shows and movies on smartphones, tablets and laptop computers, at home or on the move. Some examples of new features and capabilities we added to Optik TV in the past 3 years include:

•                  CraveTV, Canada’s newest on-demand TV subscription service, which complements our extensive catalogue of TV and movie content available on the Optik TV digital box, as well as on smartphones and tablets through Optik on the go.

•                  The Stingray music app, announced by TELUS and Stingray Music, which is included with all Optik TV service and available free of charge on smartphones for Optik TV subscribers.

•                  The Optik Smart Remote app for Android devices, which complements the app already available on Apple devices. Optik Smart Remote enables customers to surf TV channels, set and manage recordings while on the go, and browse content on their device instead of using the traditional guide on the TV screen.

•                  The On Demand library has continued to expand, allowing access to over 20,000 titles including movies, free TV catchup (for the latest episodes of select TV shows) and past seasons of TV shows on premium channels.

•                  The wireless digital box for Optik TV subscribers, which allows customers to move their TV anywhere within the home, without the need to plug it into a digital box.

•                  Optik TV customers can access their Netflix account directly from their Optik TV set-top box, removing the inconvenience of having to switch hardware, source inputs or remotes.

Building national capabilities across data, IP, voice and wireless

During the past three years, we continued investing in broadband infrastructure, 4G LTE expansion and upgrades and network and systems resiliency and reliability in order to provide faster Internet speeds and greater capacity, connect more homes and businesses to high-speed Internet services, extend the reach of Optik TV and enhance our healthcare solutions. We continued our long-term strategy of investing in urban and rural communities with commitments to deliver broadband network capabilities to as many Canadians as possible. We expanded our fibre-optic footprint by connecting more homes and businesses directly to fibre-optic cable to deliver faster broadband Internet speeds. Highlights include:

•                  In 2013, we began offering LTE wireless products and services in Northern Canada with launches in Whitehorse, Yukon and Yellowknife, Northwest Territories.

•                  We opened our newest technologically and environmentally advanced IDC in Kamloops, B.C. in 2013 to enhance our ability to offer cloud-based services, and closed two older, less efficient data centres after migration of services to new facilities. The Kamloops facility and our Rimouski, Quebec facility, which opened in 2012, were designed to Uptime Institute Tier III standards for reliability and security, and to the leadership in energy and environmental design (LEED) gold standard for sustainability. A modular design approach facilitates scalable expansion in the future. These IDCs connect directly to our national IP network and interconnect with our existing data centres across the country, creating an advanced and regionally diverse computing infrastructure in Canada.

•                  In 2014, we acquired 30 wireless spectrum licences in Innovation, Science and Economic Development Canada’s 700 MHz spectrum auction and commenced its deployment across our network. Spectrum in the 700 MHz range has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography, as well as improving the quality of in-building coverage in urban areas.

•                  In 2015, we acquired 21 AWS-3 wireless spectrum licences in the AWS-3 spectrum auction and the residual spectrum licences auction, as well as 122 wireless spectrum licences in the 2500 MHz spectrum auction. The AWS-3 spectrum is well suited for delivering both coverage and added capacity in urban and rural environments. The 2500 MHz spectrum is ideal for carrying large amounts of data, making it especially valuable in urban centres, and will complement TELUS’ existing low band spectrum, which is able to penetrate farther into buildings and elevators and also travels farther in rural areas. We expect to incorporate the AWS-3 spectrum licences into our existing network within the next three years, once international standards for the spectrum frequencies are established and associated equipment is available, whereas the general deployment of the 2500 MHz spectrum licences into our network commenced in late 2015. We have invested more than $3.6 billion since mid-2013 to acquire wireless spectrum licences in Innovation, Science and Economic Development Canada’s spectrum auctions and other transactions, which has more than doubled our national spectrum holdings in support of our top corporate priority of putting customers first. We have begun to operationalize this spectrum for the benefit of our customers.

•                  In June 2015, we announced a $1 billion investment in the city of Edmonton to connect more than 90% of homes and businesses directly to our fibre-optic network over the next six years. In October 2015, we announced a $1 billion investment in the city of Vancouver to connect the majority of homes and businesses directly to our fibre-optic network over the next five years. As the networks are launched (beginning in 2015 for some areas) local residents and businesses will have access to faster Internet speeds of up to 150 megabits per second. These investments are part of our broader fibre-optic strategy to bring our fiber network to communities across B.C., Alberta and Eastern Quebec.

•                  At the end of 2015, our 4G LTE network covered 96% of Canada’s population, up from more than 89% of the population at the end of 2014. Outside of LTE coverage areas, the LTE devices we offer also operate on our HSPA+ network, which covered 99% of the population at December 31, 2015. Our broadband HD TV coverage reached more than 2.85 million households and businesses in B.C., Alberta and Eastern Quebec, including approximately 0.69 million homes and businesses covered by fibre-optic cable, which now provides those premises with immediate access to our gigabit-capable fibre-optic network.

Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS’ resources on core business

In July 2013, we announced that we were partnering as equals, with two arm’s-length parties (one of which is also our TELUS Garden™ partner), in a residential, retail and commercial real estate redevelopment project called TELUS Sky™, in Calgary, Alberta. The 58-storey project will be constructed to LEED platinum standards and, when completed, will be one of the most technologically innovative and environmentally friendly buildings in North America. Demolition occurred in 2014 and excavation commenced in early 2015; construction is currently expected to be completed in 2018. A significant proportion of our investment will come from contributions of our existing real estate holdings, coupled with project debt. We plan to lease office space in the new jointly-owned mixed-use tower and vacate leased space in TELUS House Calgary upon completion of the new development. See Section 7.11 Transactions between related parties — Transactions with real estate joint ventures in the 2015 annual MD&A for additional information.

On November 29, 2013, we acquired 100% of Public Mobile, a Canadian wireless communications operator focused on the Toronto and Montreal markets, which was amalgamated with TCI on January 1, 2014. This acquisition was made to enable further growth in our wireless segment operations, including the acquisition of additional spectrum licenses.

During the past three years, we continued to advance our position in healthcare information management with the following acquisitions:

•                  In 2013, we completed the acquisition of PS Suite EMR, the EMR business operated by MD Practice Software LP, a member of the MD Physician Services Group (a subsidiary of the Canadian Medical Association).

•                  In March 2014, we acquired Med Access Inc., a company based in Kelowna, B.C. providing EMR services to 2,000 specialty and general practice physicians in B.C., Alberta, Saskatchewan, Manitoba and Ontario.

•                  In September 2014, we acquired ZRx Prescriber from ZoomMed Inc., a web-based technology that allows physicians to write and deliver prescriptions while accessing a patient’s insurance coverage information at the moment of prescription. With this technology, TELUS Health has become the first Canadian healthcare technology provider to offer online insurance coverage validation at the moment of prescribing to accelerate the reimbursement of insurance claims.

•                  In December 2014, we acquired XD3 Solutions, a pharmacy management solution provider, which serves Quebec-based pharmacies. The company’s software product is intended to enhance collaboration between pharmacists, physicians, other healthcare professionals and insurers to deliver a better patient care experience.

•                  In March 2015, we completed our acquisition of Medesync, a company whose certified EMR product will bring a bilingual web-based interface to our EMR portfolio in Quebec. Medesync uses cloud-based and mobile technologies to provide physicians with access to EMR from any computer or mobile device.

•                  Throughout 2015, we furthered our commitment to community engagement in Montreal by expanding the reach of a mobile health clinic powered by TELUS Health and Doctors of the World. Since its launch in June 2014, the clinic servicing Montreal’s homeless population has enabled more than 3,000 medical acts such as vaccinations, screening tests and general health examinations; and has reintegrated more than 800 individuals of Montreal’s disadvantaged community back into the public health system.

On April 1, 2014, we acquired the business assets of Groupe Enode Inc., a Quebec-based security IT firm that specializes in providing businesses and government agencies with technologies and services for security and risk management. In January 2015, we announced an acquisition of a 20% stake in Alithya, a Quebec-based information technology and consulting services provider, with offices in Canada and France. This strategic investment allows TELUS to offer suites of information and communication technology services to our business customers with a focus on managed infrastructure solutions.

In March 2015, we partnered with Alcatel-Lucent as a first customer for Enterprise Small Cell solution, a small cell technology capable of extending LTE and Wi-Fi connectivity and coverage into offices and other densely populated buildings. We expect this technology will help relieve congestion and offload traffic from the macro wireless network to deliver seamless connectivity in public and enterprise indoor environments.

In June 2015, we announced the closure of the remaining 59 Black’s Photography retail stores across Canada by August 2015. Technological innovations have changed the way Canadians take and share photographs, with fewer of them using retail photo outlets. As a result, we determined that Black’s was not core to our future operations. We sold the Black’s trademark and online and mobile businesses to Les Pros de la Photo (Les Pros), a Quebec-based photo imaging company, effective August 4, 2015. As a result, Les Pros will carry forward the Black’s brand.

In July 2015, we announced that the TELUS Garden real estate joint venture, in which TELUS is a 50% partner and Westbank Projects Corp. is the other partner, had issued $225 million of 3.4% green bonds, secured by the office tower, due in 2025. This is the first time in North America that green mortgage bonds have been used to support real estate financing. Proceeds of the issuance were primarily used to retire short-term construction financing for the office tower. The TELUS Garden development in the heart of downtown Vancouver includes a 24-storey office tower that is LEED platinum certified, as well as a 53-storey residential condominium tower built to LEED gold standards which is scheduled to open in 2016.

In September 2015, we announced the opening of TELUS Garden’s office tower. The one-million-square-foot development includes 450,000 square feet of office space and 65,000 square feet of retail space. The office tower houses our new global headquarters, as well as other tenants.

Going to market as one team under a common brand, executing a single strategy

Our top corporate priority is putting customers first as we strive to consistently deliver exceptional client experiences and become the most recommended company in the markets we serve.

By the end of November 2013, we adjusted our practices as necessary to achieve compliance with the requirements of the CRTC’s Wireless Code, which came into effect on December 2, 2013. We support the Code, and have been the leader in adopting many of its customer-friendly provisions long before the Code was drafted. Some of the customer-friendly initiatives we introduced over the past few years include: notifications for data usage in Canada and while roaming abroad to increase awareness of costs (2010); easy and inexpensive device unlocking after 90 days (2011); the elimination of device activation fees for new and renewing customers (2012); the introduction of Share Plus plans (2013) and Your Choice plans (2014); increased frequency of real-time data usage notifications (2015); increased data allotments in Your Choice plans (2015) and the launch of the US Easy Roam service for customers travelling in the United States (2015).

To fully align with the Code, we made several modifications to policies and procedures. We implemented domestic and international data blocks and notifications at $50 and $100, respectively, to help customers control their data usage and complement our industry-leading notifications capability. In the summer of 2013, we introduced two-year pricing plans. These plans offer data sharing and unlimited nationwide talk and text and enable customers to upgrade to a new device after two years instead of three. In addition, customers can upgrade at any time if they pay off their device balance.

To help reduce theft of wireless devices, we worked with the Canadian Wireless Telecommunications Association (CWTA) and its wireless carrier members to implement a blacklist of wireless devices that have been reported lost or stolen. Effective September 30, 2013, the authorization of any GSM (Global System for Mobile communications), HSPA, HSPA+ or LTE wireless device on any participating Canadian carrier’s network includes the verification of the IMEI (international mobile equipment identity) number of the device to ensure it has not been reported as lost or stolen on that network or any other participating Canadian network. The blacklist also includes devices reported lost or stolen by U.S. carriers that are connected to the GSM Association IMEI database. In addition, Canadians who purchase a wireless device from a private source can use a convenient tool on ProtectYourData.ca to check if the IMEI number of the device has been reported lost or stolen.

Our customers first initiatives and our clear and simple approach have continued to generate a substantial decline in the number of complaints submitted to the Commissioner for Complaints for Telecommunications Services (CCTS) in 2015, continuing our trend of consistent improvement since 2011. TELUS was the subject of 4.7% of the total complaints submitted to the CCTS for all providers, an amount that was lower than complaints reported for other national carriers, according to the CCTS’ annual report. Additionally, complaints related to TELUS decreased by 29% in 2015 from a year earlier, despite growth in our wireless and wireline subscriber base. Complaints related to Koodo Mobile® increased by 1.7% from a year earlier, while Public Mobile achieved a 57% reduction in complaints compared to the previous year. With only 1.8% and 0.6% of the total complaints, respectively, Koodo Mobile and Public Mobile continued to lead their peer group of national carrier flanker brands with the lowest number of complaints submitted to the CCTS.

Our customers first commitments underpin our internal goals and corporate priorities and help us deliver an elevated experience to our customers. These four commitments are:

•                  We take ownership of every customer experience

•                  We work as a team to deliver on our promises

•                  We learn from customer feedback and take action to get better, every day

•                  We are friendly, helpful and thoughtful.

Investing in internal capabilities to build a high-performance culture and efficient operation

On August 10, 2015, we announced leadership changes following an extensive review by our Board of Directors (Board), which included the resignation of Joe Natale as President and Chief Executive Officer (CEO) and as a member of the Board, with Darren Entwistle resuming the role of President and CEO and Dick Auchinleck being named independent Chair of the Board. Darren and Dick have both agreed to serve in these capacities on a long-term basis.

Annually, we conduct team member Pulsecheck engagement surveys, administered by Aon Hewitt, to gather confidential team member feedback about TELUS as a place to work and measure our progress in establishing a high performance culture. Following each survey, business units and departments use their Pulsecheck results to create and review their current action plans and prioritize their ongoing actions. In 2015, our employee engagement score increased by two percentage points to 87%, elevating our high-performance culture and realizing world-leading engagement results for the third year in a row. Significant improvements in employee engagement have helped us focus on putting customers first.

In addition, we incur incremental, non-recurring restructuring and other costs with the objectives of improving our operating efficiency and effectiveness and addressing the ongoing decline in profitability in certain areas of our business. In 2015, our restructuring and other costs totalled $226 million, increasing from $75 million in 2014, mainly reflecting our initiative to reduce approximately 1,500 net full-time positions over several quarters beginning in the fourth quarter of 2015, as well as the closure of Black’s Photography retail stores and real estate rationalization.

For additional details on 2015 developments and other events or conditions that influenced our general development, see Section 2.2 Strategic imperatives, as well as progress on our corporate priorities in Section 3 Corporate priorities — 2016 corporate priorities and progress on 2015 corporate priorities in the 2015 annual MD&A. For a discussion of changes in our business expected in 2016, see Section 9 General trends, outlook and assumptions in the 2015 annual MD&A.

For a review of the events and conditions that influenced our general development during 2013 and 2014, and how our business developed over those two years, see each of the 2013 and 2014 annual Management’s Discussion and Analysis, Section 1.2 The environment in which we operate, Section 2.2 Strategic imperatives, as well as progress on our corporate priorities for the relevant year in Section 3 Key performance drivers (2013) and Section 3 Corporate priorities for 2015 and progress on 2014 corporate priorities (2014).

COMPETITION

In 2015, the wireless industry continued to adjust to the highly competitive and capital intensive landscape in Canada. The small independent new entrants have been or are in the process of being consolidated. Mobilicity was acquired by Rogers Communications in June. In January 2016, cable-TV provider Shaw Communications Inc. announced it will sell its wholly owned broadcasting subsidiary, Shaw Media Inc., to Corus Entertainment for $2.65 billion. Moreover, on March 1, 2016, Shaw Communications Inc. announced the completion of its acquisition of Wind Mobile Corp. for $1.6 billion, previously announced in December 2015. Videotron continues to operate as a wireless new entrant in Quebec, and Eastlink continues to operate as a wireless new entrant in Atlantic Canada. These cable-TV-based wireless providers, in addition to provincial carriers in Manitoba and Saskatchewan, represent a fourth carrier in all major markets. We expect continued strong competition in the wireline and wireless businesses in all principal markets and geographic areas.

See Section 4.1 Principal markets addressed and competition in the 2015 annual MD&A for a summary of the competitive environment in each of our principal markets and geographic areas. Also refer to Section 10.2 Competition for further details on the risks associated with our competitive environment and Section 9 General trends, outlook and assumptions in the 2015 annual MD&A for an assessment of our competitive position as it relates to the telecommunications industry generally and specifically as it relates to the wireless and wireline industries.

CORPORATE SOCIAL RESPONSIBILITY AND ENVIRONMENT

We are committed to following sustainable and responsible business practices and to making decisions that balance economic growth with social and environmental benefits. More information about corporate social responsibility at TELUS can be found in our sustainability report (Sustainability Report) at sustainability.telus.com.

TELUS has an environmental policy which affirms our commitment to environmental stewardship and responsible corporate citizenship. We advance this responsibility through our triple bottom line approach to business, focusing on the social, economic and environmental impact of the communication and health solutions we provide to Canadians. TELUS values are reflected in our commitment to:

•                  Comply with applicable environmental legal requirements and meet voluntary requirements that are endorsed by our senior leaders.

•                  Strive to prevent pollution using standards, procedures or other controls and by minimizing: energy consumption and greenhouse gas emissions; waste generation; and spills and releases.

•                  Continually improve our environmental performance through: establishing environmental and sustainability objectives, targets, and programs; reviewing and updating the Environmental Management System; and disclosing our performance in the Sustainability Report.

•                  Build an environmentally future friendly culture through education and communications.

Our environmental objectives, targets and performance are monitored and reported yearly through our Sustainability Report. Compliance with applicable environmental legislation and regulations does not and is not expected to have, a material effect upon our capital expenditures, net income or competitive position. However, environmental legislation and regulation and its interpretation is constantly evolving, which we expect will continue in the future. The Company monitors changes closely and modifies its practices where necessary and appropriate. A detailed report of our environmental risk mitigation activities can be found in our Sustainability Report and concerns related to the environment can be found in Section 10.10 Health, safety and environment in the 2015 annual MD&A.

The Company’s properties and neighbouring sites, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of neighbouring sites, which may affect our properties and require further study or remedial measures. The Company allocates budget on a yearly basis to monitor and manage properties with known environmental impacts and utilizes a risk matrix based on the Canadian Council of Ministers of the Environment methodology to prioritize funding. The Company cannot provide assurance that all environmental liabilities have been identified or that all remedial measures will be effective.

Our commitment to our communities is evidenced by our desire to give where we live, to help our fellow citizens in need to build stronger communities and create a stronger bond with our customers. We accomplish this through a range of initiatives, such as the TELUS Days of Giving®, Team TELUS Charitable Giving, Dollars for Doers and grants to local not-for-profit organizations through local community boards, both domestically and internationally. Details about our community investment program can be found in our Annual Report available at telus.com/annualreport.

EMPLOYEE RELATIONS

As at December 31, 2015, we employed approximately 47,600 employees, including approximately 20,500 employees in TELUS International who are located outside of Canada. Approximately 12,100 of our employees are represented by a trade union and covered by a collective agreement.

We are signatories to five collective agreements. The largest agreement is with the Telecommunications Workers Union, United Steelworkers Union (TWU) Local 1944 covering approximately 10,560 clerical, operator services and technical employees in the wireless and wireline segments across Canada. The current collective agreement with the TWU expired on December 31, 2015, and negotiations to renew the contract began in early December. The current collective agreement continues in full force and effect until a new agreement is reached. In the province of Quebec, in addition to employees covered by the TWU agreement, there are approximately 1,470 employees in the wireline segment covered by two separate collective agreements. The agreement with the Syndicat Québécois des employés de TELUS (SQET) which covers approximately 820 trades, clerical and operator services employees expires on December 31, 2017. The second wireline agreement in Quebec is with the Syndicat des agents de maîtres de TELUS (SAMT) which covers approximately 650 professional and supervisory employees, and expires on March 31, 2017. The SAMT also represents a small number of employees in the wireless segment under a separate collective agreement.

Our subsidiary, TELUS Sourcing Solutions Inc., is a signatory to a collective agreement with the B.C. Government and Services Employees’ Union which covers approximately 70 employees. That agreement came into effect on May 1, 2013, and expires on April 30, 2016.

See also Section 4.2 Operational resources and Section 10.5 Human resources — Employee retention, recruitment and engagement in the 2015 annual MD&A.

RISK FACTORS

The risk factors in Section 10 Risks and risk management in the 2015 annual MD&A are hereby incorporated by reference.

CANADIAN OWNERSHIP REQUIREMENTS

Certain subsidiaries of TELUS Corporation or partnerships in which TELUS Corporation has a controlling interest, are Canadian carriers, holders of radio authorizations and holders of broadcasting licences, and are required by the Telecommunications Act (Canada) (Telecommunications Act) and the Direction to the CRTC (Ineligibility of Non-Canadians) issued pursuant to the Broadcasting Act (Canada) (Broadcasting Act) to be Canadian-owned and controlled. Under the Telecommunications Act, a Canadian carrier, such as TCC is considered to be Canadian-owned and controlled if:

(i)                                     not less than 80% of the members of its board of directors are individual Canadians;

(ii)                                  Canadians beneficially own not less than 80% of its voting interests; and

(iii)                               it is not otherwise controlled in fact by persons who are not Canadians.

Substantially the same rules apply under the Broadcasting Act, but an additional requirement under the Broadcasting Act is that the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or a permanent resident of Canada. TELUS Corporation has filed with the CRTC the requisite documentation affirming TCC’s status as a Canadian carrier. We further intend that TCC will remain controlled by TELUS Corporation and that it will remain “Canadian” for the purposes of Canadian ownership requirements.

The Canadian Telecommunications Common Carrier Ownership and Control Regulations (Ownership and Control Regulations), made pursuant to the Telecommunications Act further provide that in order for a company that holds shares in a carrier (carrier holding corporation) to be considered Canadian, not less than 66-2/3% of the issued and outstanding voting shares of that company must be beneficially owned by Canadians and that such company must not otherwise be controlled in fact by non-Canadians. To the best of our knowledge, Canadians beneficially own and control in the aggregate not less than 66-2/3% of the issued and outstanding Common Shares of TELUS Corporation and TELUS Corporation is not otherwise controlled in fact by non-Canadians. For the purposes of these regulations, “Canadian” means among other things:

(i)                                     a Canadian citizen who is ordinarily resident in Canada;

(ii)                                  a permanent resident of Canada who is ordinarily resident in Canada and has been so for not more than one year after the date he or she was eligible to apply for Canadian citizenship;

(iii)                               a corporation with not less than 66-2/3% of the issued and outstanding voting shares of which are beneficially owned and controlled by Canadians and which is not otherwise controlled in fact by non-Canadians; or

(iv)                              a pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under applicable federal legislation or any provincial legislation relating to the establishment of pension fund societies.

The Ownership and Control Regulations provide Canadian carriers and carrier holding corporations, such as TELUS Corporation, with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting interests. Under the Ownership and Control Regulations, such corporations may refuse the subscription, issuance, transfer or purchase of voting interests, if necessary, to ensure that they and their subsidiaries remain eligible under such legislation. For such purposes, in particular but without limitation, a company may, in accordance with the provisions contained in the Ownership and Control Regulations:

(i)                                     refuse to accept any subscription for voting shares;

(ii)                                  refuse to allow any transfer of voting shares to be recorded in its share register;

(iii)                               suspend the rights of a holder of voting shares to vote at a meeting of its shareholders; and

(iv)                              sell, repurchase or redeem excess voting shares.

To ensure that TELUS Corporation remains Canadian and that any subsidiary of TELUS Corporation, including TCC, is and continues to be eligible to operate as a Canadian carrier under the Telecommunications Act, to be issued radio authorizations under the Radiocommunication Act (Canada) (Radiocommunication Act), or to be issued broadcasting licences under the Broadcasting Act, provisions substantially similar to the foregoing have been incorporated into the Articles of TELUS Corporation permitting its directors to make determinations to effect any of the foregoing actions.

In addition, TELUS has systems in place to monitor the level of Canadian ownership of its Common Shares. For registered shareholders and shares trading on the Toronto Stock Exchange, a reservation and declaration system requires non-Canadian purchasers of Common Shares to obtain a reservation number from our transfer agent and registrar, Computershare Trust Company and to declare whether or not the purchaser is a Canadian or non-Canadian. For Common Shares trading on the New York Stock Exchange, non-Canadian ownership is monitored by utilizing the Depository Trust & Clearing Corporation’s SEG-100 Account program. All TELUS Common Shares held by non-Canadians must be transferred to this account (no reservation application is required).

The Telecommunications Act was amended in June 2012 to remove foreign ownership restrictions for telecommunications common carriers that hold less than a 10% share of the total Canadian telecommunications services revenues. This change was made to enable non-Canadian owned entities to start up or acquire Canadian carriers that hold less than a 10% share of total Canadian telecommunications services revenues. However, given that TELUS and its affiliates exceed this 10% threshold, we remain subject to the pre-existing Canadian ownership and control restrictions outlined above. Canadian ownership requirements for licensees under the Broadcasting Act remain unchanged.

See Section 10.4 Regulatory matters in the 2015 annual MD&A for further details related to regulation generally and specifically in relation to Canadian ownership requirements applicable to Canadian common carriers.

REGULATION

General

Telecommunications services, broadcasting services and radiocommunications services in Canada are regulated under federal legislation by the CRTC, the Minister of Canadian Heritage and the Minister of Innovation, Science and Economic Development pursuant to the Telecommunications Act, the Broadcasting Act and the Radiocommunication Act.

The Telecommunications Act gives the CRTC the power to regulate the provision of telecommunications services, and to forbear from regulating (e.g. not requiring carriers to file tariffs) certain services or classes of services if they are or will be subject to a degree of competition sufficient to protect the interests of customers. The CRTC may refrain, in whole or in part, and conditionally or unconditionally, from regulating a telecommunications service. For example, even when the CRTC forbears from rate regulation in respect of a service, it can continue to regulate the service in other respects, including with respect to the conditions under which it is offered, for example, to ensure network access and interconnection.

See Section 10.4 Regulatory matters in the 2015 annual MD&A for further details related to regulation generally.

Regulation of wireless services

Wireless telecommunications services depend on the use of radio frequencies. The use of radio spectrum and radio apparatus is subject to licensing by the Minister of Innovation, Science and Economic Development pursuant to the Radiocommunication Act. The CRTC has jurisdiction over the rates, terms and conditions applicable to the provision of wireless service. The CRTC and the Minister of Innovation, Science and Economic Development exercise complementary, non-overlapping jurisdiction over wireless service — each regulating different aspects of the same service. The Minister of Innovation, Science and Economic Development has the authority to suspend or revoke radio authorizations (i) with the consent of the holder, (ii) where the holder has contravened the Radiocommunication Act, the regulations or terms and conditions of its radio authorization, or where the radio authorization was obtained through misrepresentation, and (iii) where the holder has failed to comply with a request to pay fees or interest due. Licence revocation is rare; licences are usually renewed upon expiration. Commercial mobile radio spectrum licenses are typically issued for a duration of 10 or 20 years with a high expectation of renewal where all conditions of license, including deployment, have been met.

See Section 10.4 Regulatory matters in the 2015 annual MD&A for further details related to regulation of wireless services generally and specifically in relation to compliance with license conditions and telecommunications regulations.

Radiocommunications authorizations and spectrum licences

TELUS subsidiaries hold radio authorizations for a variety of wireless services and applications, both mobile and fixed, including for 1.9 GHz personal communications services (PCS) spectrum throughout Canada, 800 MHz SMR/ESMR spectrum in all of the major Canadian markets, and 25 MHz of cellular 850 MHz spectrum in Alberta, B.C. and Eastern Québec. TELUS also was successful in obtaining AWS-1 spectrum licences for an average of approximately 16 MHz covering a national footprint in Innovation, Science and Economic Development Canada’s spectrum auction in 2008. In addition, TELUS holds various radio spectrum licences in the 2.3 GHz, 3.5 GHz and 24/38 GHz bands throughout Canada, as well as other spectrum licences used for the provision of paging and other miscellaneous wireless services.

On March 14, 2011, Innovation, Science and Economic Development Canada released its decision concerning the Renewal Process for Cellular and PCS Spectrum Licences. This decision confirmed that where all conditions of licence for the current PCS/cellular licences have been met, licensees will be eligible to be issued a new licence for a 20-year term. This decision also determined that annual fees for these licences, including those spectrum licences from the 2001 PCS spectrum auction expiring in the 2011 timeframe, will be frozen at current rates.

In 2013, TELUS acquired Public Mobile, a Canadian wireless communications operator with 1.9 GHz personal communications services G block spectrum licenses in Ontario and Quebec, representing an equivalent of 5.9 MHz of spectrum nationally.

In 2014, TELUS purchased 2.3 GHz wireless communications services spectrum licences from Nextwave Canada, representing an equivalent of 4.5 MHz of spectrum nationally.

The Innovation, Science and Economic Development Canada auction for spectrum in the 700 MHz band was completed in February 2014, with TELUS acquiring a national average of 19.2 MHz (16.6 MHz net) of spectrum for $1.14 billion.

In March 2015, TELUS was successful in obtaining a national average of 15 MHz of 1.7 GHz/2.1 GHz spectrum in the AWS-3 auction. TELUS obtained spectrum in Ontario and Quebec, and all of British Columbia, Alberta, Saskatchewan and Manitoba for $1.51 billion.

The Innovation, Science and Economic Development Canada auction for spectrum in the 2500 MHz band was completed in May 2015, with TELUS acquiring a national average of 40 MHz of spectrum for $479 million.

See Section 10.4 Regulatory matters in the 2015 annual MD&A for further details related to regulation generally and specifically in relation to AWS-4 spectrum licensing framework, policy changes in the 3500 MHz band and the 600 MHz spectrum repurposing decision.

Broadcasting services

TCC holds Class 1 Regional broadcasting distribution licences to serve areas in each of B.C., Alberta and Quebec. TCC also holds a national licence to operate a video-on-

demand programming service and a broadcasting licence to operate a national terrestrial pay-per-view service.

See Section 10.4 Regulatory matters in the 2015 annual MD&A for further details related to regulation generally and specifically in relation to TELUS’ broadcasting distribution undertakings and the CRTC’s Wholesale Code announced in 2015 for ensuring content costs are in keeping with consumer demand.

DIVIDENDS DECLARED

The dividends per Common Share declared with respect to each quarter by TELUS, during the three-year period ended December 31, 2015, are shown below:

Quarter ended (1)(2)	2015	2014	2013
March 31	$0.40	$0.36	$0.32
June 30	$0.42	$0.38	$0.34
September 30	$0.42	$0.38	$0.34
December 31	$0.44	$0.40	$0.36
Total	$1.68	$1.52	$1.36

(1)         Paid on or about the first business day of the next month.

(2)         Adjusted for two-for-one share split effective April 16, 2013.

Our shareholders received a total of $1.68 per share in declared dividends in 2015, an increase of 10.5% from 2014. Our Board reviews the dividend rate quarterly. Our quarterly dividend rate will depend on an ongoing assessment of free cash flow generation and financial indicators including leverage, dividend yield and payout ratio. On February 10, 2016, a first quarter dividend of 44 cents per share was declared, payable on April 1, 2016, to shareholders of record at the close of business on March 11, 2016. The first quarter dividend for 2016 reflects an increase of 10% from the 40 cent per share dividend paid in April 2015, consistent with our multi-year dividend growth program.

We first announced our dividend growth program in May 2011. In May 2013, we announced plans to extend our dividend growth program for another three years through 2016. Subject to the Board’s assessment and determination based on the Company’s financial situation and outlook, TELUS plans to continue with two dividend increases per year through 2016, normally announced in May and November, and is targeting the increase to be circa 10% from 2015. There can be no assurance that TELUS will maintain its dividend growth program beyond 2016, as this program may be affected by factors that impact our after-tax cash flow, such as: funding future spectrum licence purchases, funding of defined benefit pension plans, increases in corporate income tax rates and actual results differing from expectations. Further, the dividend increase target is not necessarily indicative of dividends beyond 2016. The Board has set a long-term dividend payout ratio guideline of 65% to 75% of sustainable earnings on a prospective basis.

CAPITAL STRUCTURE OF TELUS

The authorized capital of TELUS consists of 4,000,000,000 shares, divided into: (1) 2,000,000,000 Common Shares without par value; (2) 1,000,000,000 First Preferred shares without par value, issuable in series and; (3) 1,000,000,000 Second Preferred shares without par value, issuable in series. The Common Shares are listed for trading on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). The replacement of our dual share class structure with a single class of issued and outstanding voting shares became effective February 4, 2013, pursuant to a plan of arrangement under the provision of Division 5 of Part 9 of the Business Corporations Act (British Columbia). Consistent with TELUS’ move to a single class share structure, at the 2013 annual and special meeting, shareholders approved alterations to the Notice of Articles and the Articles of TELUS to eliminate the class of Non-Voting Shares and increase the maximum number of Common Shares that the Company is authorized to issue from 1,000,000,000 to 2,000,000,000, in order to keep the aggregate number of equity shares authorized for issuance the same. Shareholders also approved amendments at the same meeting to modernize the Articles, address statutory and regulatory changes and reflect best practice.

Also, a subdivision of the issued and outstanding Common Shares on a two-for-one basis was effected April 16, 2013.

Common Shares

Subject to the prior rights of the holders of First Preferred shares and Second Preferred shares, the Common Shares are entitled to participate with respect to the payment of dividends as declared by the Board and the distribution of assets of TELUS on the liquidation, dissolution or winding up of TELUS.

The holders of the Common Shares are entitled to receive notice of, attend, be heard and vote at any general meeting of the shareholders of TELUS on the basis of one vote per Common Share held. Holders of Common Shares are entitled to vote by a separate resolution for each director rather than a slate.

The Common Shares are subject to constraints on transfer to ensure our ongoing compliance with the foreign ownership provisions of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act as noted above on pages 22 and 23.

First Preferred shares

The First Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions which the Board determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of First Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the TELUS holders of the First Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS. The First Preferred shares rank prior to the Second Preferred shares and Common Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

Second Preferred shares

The Second Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions, which the Board determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of Second Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the holders of the Second Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS. The Second Preferred shares rank, subject to the prior rights of the holders of the First Preferred shares, prior to the Common Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

Shareholder rights plan

We first adopted a shareholder rights plan in March 2000, which expired on March 20, 2010. The TELUS Board of Directors adopted a substantially similar shareholder rights plan (Rights Plan) on March 12, 2010 (Effective Date), which was ratified by shareholders of both share classes at the May 2010 annual and special meeting and re-confirmed at the May 2013 annual and special meeting. Under the terms of the current Rights Plan a shareholder reconfirmation process must occur at the Company’s annual meeting of shareholders in 2016 in order for the plan to remain in effect. Accordingly, management and the Board will be asking shareholders at the 2016 annual general meeting to reconfirm and approve the continued existence of the Rights Plan.

Under the current Rights Plan, TELUS issued one right (Right) in respect of each Common Share outstanding as at the Effective Date. The Rights Plan has a term of just over nine years, subject to shareholder confirmation every three years. Each Right, other than those held by an Acquiring Person (as defined in the Rights Plan) and certain of its related parties, entitles the holder in certain circumstances following the acquisition by an Acquiring Person of 20% or more of the Common Shares of TELUS (otherwise than through the “Permitted Bid” requirements of the Rights Plan) to purchase from TELUS $320 worth of Common Shares for $160 (i.e. at a 50% discount) respectively.

At the May 2013 annual and special meeting, shareholders approved amendments to the Rights Plan to reflect the elimination of the Non-Voting Share class from TELUS’ authorized share structure. Additionally, minor amendments were approved to reflect TELUS’ use of the Direct Registration System Advice program since February 2013. References to share certificates now also include a reference to securities that have been issued and registered in uncertificated form that are evidenced by an advice or other statement and which are maintained electronically with our transfer agent, but for which no certificate has been issued (commonly referred to as the book entry form).

Normal course issuer bid and shelf prospectus

On September 14, 2015, we successfully completed our 2015 normal course issuer bid (NCIB), purchasing and cancelling approximately 12.1 million Common Shares and returning $500 million to shareholders. The average purchase price was $41.25. The purchased shares represent 2% of the Common Shares outstanding prior to commencement of the NCIB program. Since the commencement of our normal course issuer bid program in 2013 to December 31, 2015, we have purchased and cancelled a total of approximately 62.6 million Common Shares for $2.25 billion reflecting an average price of $35.91 per share. In addition, we received approval from the TSX for a new NCIB program (2016 NCIB) to purchase and cancel up to 16 million Common Shares with a value of up to $500 million over a 12-month period, commencing

September 15, 2015. Such purchases will be made through the facilities of the TSX, the NYSE and alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations. This represents up to 2.7% of outstanding TELUS Common Shares prior to the commencement of the 2016 NCIB. The Common Shares will be purchased only when and if we consider it advisable.

On November 19, 2014, we filed a shelf prospectus, in effect until December 2016, pursuant to which we may offer up to $3 billion of long-term debt or equity securities. As of March 10, 2016, we can offer up to $250 million of debt or equity securities under the existing shelf prospectus.

RATINGS

The following information relating to our credit ratings is provided as it relates to our financing costs, liquidity and operations. Additional information relating to credit ratings is contained in Section 7.5 - Liquidity and capital resource measures to Section 7.8 - Credit ratings in the 2015 annual MD&A.

Credit ratings are important to our borrowing costs and ability to obtain short-term and long-term financing and the cost of such financing. Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation. A reduction in the current rating on our debt by rating agencies, particularly a downgrade below investment grade ratings or a negative change in ratings outlook could adversely affect our cost of financing and our access to sources of liquidity and capital. We believe our investment grade credit ratings, coupled with our efforts to maintain constructive relationships with banks, investors and credit rating agencies, continue to provide TELUS with reasonable access to capital markets. In addition, credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions including transactions involving over-the-counter derivatives. As at December 31, 2015, TCI is a party to an agreement expiring in December 2016, with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain trade receivables up to a maximum of $500 million. TCI is required to maintain at least a BB credit rating by DBRS Ltd. (DBRS) or the securitization trust may require the sale program to be wound down.

The rating agencies regularly evaluate TELUS and TCI, and their ratings of our long-term and short-term debt are based on a number of factors, including our financial strength as well as factors not entirely within our control, including conditions affecting the telecommunications industry generally, and the wider state of the economy.  In May 2015, DBRS announced a downgrade to its long-term rating of TELUS, but such revised rating is still consistent with our objective of maintaining investment grade credit ratings in the range of BBB+ or the equivalent. DBRS had also downgraded its short-term credit rating for TELUS, which limits our ability to access the commercial paper markets in Canada. We expect to be able to continue to access short-term funding from other available sources, including the U.S. commercial paper market. On November 30, 2015, Moody’s Investors Service Inc. (Moody’s) affirmed the Company’s senior unsecured ratings, but changed the outlook to negative from stable.

The Company’s credit ratings are outlined in the chart below. Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Credit rating summary	DBRS Ltd.	Standard & Poor’s Rating Services	Moody’s Investor Services	FitchRatings
TELUS Corporation
Notes	BBB (high)	BBB+	Baa1	BBB+
Commercial paper	R-2 (high)	A-2	P-2	—
TELUS Communications Inc.
Debentures	BBB (high)	BBB+	—	BBB+

The following descriptions of the rating categories prepared by the respective rating agencies (obtained from their public websites) are provided solely to satisfy requirements of Canadian law and do not constitute an endorsement by TELUS of the categories or of the application of the respective rating agencies.

Institution	Rating
DBRS

The DBRS® long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims. All rating categories, other than AAA and D, also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)”designation indicates the rating is in the middle of the category. An “A” rating denotes good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA. May be vulnerable to future events, but qualifying negative factors are considered manageable. Long-term debt rated “BBB” is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events.

The DBRS short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. Ratings are based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims. The R-1 and R-2 rating categories are further denoted by the subcategories “(high)”, “(middle)” and “(low)”. The R-1 (low) rating category denotes good credit quality. The capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favourable as higher rating categories. May be vulnerable to future events, but qualifying negative factors are considered manageable.

Institution	Rating
S&P

A Standard & Poor’s issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs).

An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Moody’s

Moody’s long-term obligation ratings are opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings use Moody’s Global Scale and reflect both the likelihood of default and any financial loss suffered in the event of default.

Obligations rated Baa are subject to moderate credit risk. They are considered medium grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from ‘Aa’ through ‘Caa’. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Fitch

‘BBB’ ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity. The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the ‘AAA’ Long-Term rating or to Long-Term rating below ‘B’.

As is common practice, during the last two years, each of the above-noted credit rating agencies charged TELUS for their rating services which include annual surveillance fees covering our outstanding long-term and short-term debt securities, in addition to one-time rating fees for certain agencies when debt is initially issued. We reasonably expect that such payments will continue to be made for rating services in the future.

MARKET FOR SECURITIES

Trading Price and Volume

TELUS’ Common Shares are listed on the TSX under the symbol “T” and on the NYSE under the symbol “TU”. Monthly share prices and volumes for 2015 are listed below:

TSX — Common Shares

Month	High($)	Low($)	Volume
January	44.5	41.08	20,779,410
February	45.15	42.01	19,379,359
March	44.53	41.27	29,075,660
April	43.705	41.7	19,751,758
May	42.975	40.61	19,399,953
June	43.23	40.64	28,508,988
July	45.1	42.98	21,578,466
August	45.185	41.71	21,688,175
September	43.39	41.09	24,602,786
October	44.51	41.31	25,592,783
November	44.01	40.09	25,072,839
December	42.82	36.73	40,130,989

NYSE — Common Shares

Month	High ($U.S.)	Low ($U.S.)	Volume
January	35.95	33.98	5,789,767
February	36.18	33.72	5,869,384
March	35.54	32.53	5,806,167
April	35.54	33.06	5,806,167
May	35.36	33.61	8,402,154
June	34.97	32.97	5,195,596
July	34.9	33.2	5,803,687
August	34.41	31.28	6,127,728
September	32.82	31.05	5,848,204
October	33.85	31.23	4,866,726
November	33.81	30.05	4,454,595
December	32.04	26.375	8,341,179

Prior Sales

On March 24, 2015, under a short form base shelf prospectus filed on November 19, 2014, with securities regulatory authorities in Canada and the United States, TELUS completed three debt offerings: 1) a $250,000,000 debt offering consisting of 1.50% Notes, Series CS, due March 27, 2018, 2) a $1,000,000,000 debt offering consisting of 2.35% Notes, Series CT, due March 28, 2022, and 3) a $500,000,000 4.40% Notes, Series CU, due January 29, 2046.

On December 8, 2015, under the same short form base shelf prospectus filed on November 19, 2014, with securities regulatory authorities in Canada and the United States, TELUS completed two additional debt offerings: 4) $400,000,000 debt offering consisting of 4.85% Notes, through the re-opening of Series CP notes, due April 5, 2044, and 5) a $600,000,000 debt offering of 3.75% Notes, Series CV, due March 10, 2026.

Certain terms of the offerings above are detailed in the following table:

Security	Notes due 2018	Notes due 2022	Notes due 2046	Notes due 2044	Notes due 2026
Size of Offering	$250,000,000	$1,000,000,000	$500,000,000	$400,000,000	$600,000,000
Maturity Date	March 27, 2018	March 28, 2022	January 29, 2046	April 5, 2044	March 10, 2026
Net Proceeds of Issue	$249,280,000	$993,610,000	$497,360,000	$387,752,000	$592,884,000
Public Offering Price	$999.62	$997.31	$999.72	$974.38	$992.14
Application of Proceeds

The net proceeds used to (a) fund a portion of the remaining $1.2 billion required to acquire the AWS-3 Spectrum Licences, (b) repay a portion of approximately $110 million of indebtedness drawn from the 2014 Credit Facility and approximately $135 million of outstanding commercial paper, and (c) any remaining balance used

The net proceeds used to (a) fund a portion of the remaining $1.2 billion required to acquire the AWS-3 Spectrum Licences, (b) repay a portion of approximately $110 million of indebtedness drawn from the 2014 Credit Facility and approximately $135 million of outstanding commercial paper, and (c) any remaining balance used for other general corporate

The net proceeds used to (a) fund a portion of the remaining $1.2 billion required to acquire the AWS-3 Spectrum Licences, (b) repay a portion of approximately $110 million of indebtedness drawn from the 2014 Credit Facility and approximately $135 million of outstanding commercial paper, and (c) any remaining balance used

The net proceeds used to (a) repay approximately $956 million of outstanding commercial paper, (b) to fund the repayment, on maturity, of a portion of the $600 million principal amount outstanding on TELUS’ Series CI Notes due May 2016, and (c) any remaining balance used for other general corporate purposes.

The net proceeds used to (a) repay approximately $956 million of outstanding commercial paper, (b) to fund the repayment, on maturity, of a portion of the $600 million principal amount outstanding on TELUS’ Series CI Notes due May 2016, and (c) any remaining balance used for other general corporate purposes.

for other general corporate purposes.	purposes.	for other general corporate purposes.

Please refer to TELUS Corporation 2015 year-end audited consolidated financial statements - Note 21(b) TELUS Corporation Notes for details on our past debt offerings.

In addition, in the ordinary course of business, the Company has the capability to issue commercial paper with maturities of less than 12 months. As at December 31, 2015, the Company had $256 million of commercial paper outstanding, all of which was denominated in U.S. dollars (U.S. $185 million).

DIRECTORS AND OFFICERS

Directors

The names, municipalities of residence and principal occupations of the directors of TELUS as at March 10, 2016, the date each such person became a director of TELUS and committee membership are as set out below. Currently, there are 14 directors on the Board. Each was elected at TELUS’ annual general meeting on May 7, 2015. Each director’s term of office will expire immediately before the election of directors at the upcoming annual general meeting on May 5, 2016. They have, however, all been nominated for re-election at the upcoming meeting except for John Butler, Rusty Goepel and Don Woodley who have decided to retire and will not be seeking re-election at the 2016 annual general meeting.  There will be 12 directors nominated for election to the Board at the 2016 annual general meeting, including one new nominee.

Directors of TELUS (Name and municipality of residence)	Director since	Principal occupation

R.H. (Dick) Auchinleck (2) Victoria, B.C.	2003	Chair, TELUS Corporation

Micheline Bouchard (3), (5) Montréal, Québec	2004	Corporate Director

R. John Butler, Q.C. (3 - Chair) Edmonton, Alberta	1999(1)	Counsel, Bryan & Company (law firm)

Raymond T. Chan (2), (3) Calgary, Alberta	2013	Chair, Baytex Energy Corp. (oil and natural gas corporation)

Stockwell Day (3), (5 - Chair) Vancouver, B.C.	2011	Advisor and Consultant

Directors of TELUS (Name and municipality of residence)	Director since	Principal occupation
Lisa de Wilde (2) Toronto, Ontario	2015	CEO, Ontario Educational Communications Authority (TVO)

Darren Entwistle Vancouver, B.C.	2000	President and Chief Executive Officer, TELUS Corporation

Ruston E.T. (Rusty) Goepel (2), (4) Vancouver, B.C.	2004	Senior Vice President, Raymond James Financial Ltd. (investment firm)

Mary Jo Haddad (2), (4) Oakville, Ontario	2014	Corporate Director

John S. Lacey (3), (4) Thornhill, Ontario	2000	Corporate Director

William (Bill) MacKinnon (2 - Chair) Toronto, Ontario	2009	Corporate Director

John Manley (4 - Chair), (5) Ottawa, Ontario	2012	President & Chief Executive Officer, Business Council of Canada (previously the Canadian Council of Chief Executives)

Sabi Marwah (2) Toronto, Ontario	2015	Corporate Director

Donald (Don) Woodley (4), (5) Mono Township, Ontario	1999(1)	Corporate Director

(1)                                John was a director of one of the Company’s predecessors from 1995 to 1999, and Don was a director of one of the Company’s predecessors from 1998 to 1999

(2)                                Member of Audit Committee

(3)                                 Member of Human Resources and Compensation Committee

(4)                                 Member of Corporate Governance Committee

(5)                                 Member of Pension Committee

All of the directors of TELUS have held the principal occupations set forth above or executive positions with the same companies or firms referred to, or with affiliates or predecessors thereof, for the past five years except as follows: Stockwell Day was a member of the Federal Parliament and was appointed Minister of International Trade and Minister for the Asia-Pacific Gateway, Senior Minister Responsible for British Columbia and Chair of the Cabinet Committee on Afghanistan from 2008 to 2010 and from 2010 to May 2011, Stockwell Day was appointed President of the Treasury Board; Mary Jo Haddad was President and CEO of The Hospital for Sick Children (SickKids) in

Toronto from 2004 until 2013; Sabi Marwah was Vice Chairman and Chief Operating Officer of the Bank of Nova Scotia from 2008 until 2014.

Executive officers

The name, municipality of residence and principal occupations of each of the executive officers of TELUS, as of March 10, 2016, are as follows:

Executive Officers of TELUS (Name and municipality of residence)	Position held with TELUS

Darren Entwistle Vancouver, B.C.	President and Chief Executive Officer

John Gossling Victoria, B.C.	Executive Vice President and Chief Financial Officer

Phil Bates Vancouver, B.C.	Executive Vice President, Operations and Application Development

Josh Blair Vancouver, B.C.	Chief Corporate Officer and Executive Vice President, TELUS Health and TELUS International and President, Business Solutions West

David Fuller Toronto, Ontario	Executive Vice President and President, TELUS Consumer and Small Business Solutions

Tony Geheran Vancouver, B.C.	Executive Vice President and President, Broadband Networks

Francois Gratton Montreal, Quebec	Executive Vice President and President, Business Solutions East and TELUS Québec

Stephen Lewis Vancouver, B.C.	Senior Vice President and Treasurer

Sandy McIntosh Toronto, Ontario	Executive Vice President, People and Culture and Chief Human Resources Officer

Monique Mercier Vancouver, B.C.	Executive Vice President, Corporate Affairs, Chief Legal Officer and Corporate Secretary

Eros Spadotto Oakville, Ontario	Executive Vice President, Technology Strategy

All of the executive officers of TELUS have held their present positions or other executive positions with the Company during the past five years or more, except as follows: John Gossling was Chief Financial Officer of CTVglobemedia from April 2008, to April 2011.

TELUS shares held by directors and executive officers

As at March 7, 2016, the directors and executive officers of TELUS, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 810,108 Common Shares, which represented approximately 0.14% of the outstanding Common Shares.

Cease trade orders, bankruptcies, penalties or sanctions

Other than as disclosed below, for the 10 years ended March 10, 2016, we are not aware that any current director or executive officer of TELUS had been a director or executive officer of any issuer which, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

•                  John Lacey was appointed to the board of directors of Stelco Inc. (Stelco) as a nominee of Tricap Management Limited (Tricap) in March 2006. Stelco had filed for bankruptcy protection under the Companies’ Creditors Arrangement Act (CCAA) in January 2004. Mr. Lacey’s appointment as a director was part of a court supervised restructuring, from which Stelco emerged on March 31, 2006 and pursuant to which Tricap had the right to appoint four of Stelco’s nine directors.

•                  John Manley was a director of Nortel Networks Corporation and Nortel Networks Limited (together, the Nortel Companies) when the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain European, Middle Eastern and African subsidiaries made consequential filings in Europe and the Middle East. These proceedings are ongoing. Mr. Manley resigned as a director of the Nortel Companies on August 10, 2009.

Other than as disclosed below, for the 10 years ended March 10, 2016, we are not aware that any current director or executive officer of TELUS had been a director, chief executive officer or chief financial officer of any issuer which was the subject of a cease trade or similar order while that person was acting in that capacity, or was subject to such an order issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and resulted from an event that occurred while that person was acting in that capacity, or any order which denied such company access to any exemption under securities legislation for a period of more than 30 consecutive days.

•                  John Manley was a director of the Nortel Companies when the Nortel Companies announced on March 10, 2006, the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates. The Ontario Securities Commission (OSC) issued a final management cease trade order on April 10, 2006, prohibiting all of the directors, officers and certain current and former employees, including Mr. Manley, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies were required to make under Ontario securities laws. The British Columbia Securities Commission (BCSC) and the Autorité des

marchés financiers (AMF) issued similar orders. The OSC lifted the cease trade order effective June 8, 2006. The BCSC and AMF lifted their cease trade orders shortly thereafter. Mr. Manley was not subject to the BCSC or AMF orders.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal proceedings are described in Section 10.9 Litigation and legal matters in the 2015 annual MD&A and Note 23(c) to the Company’s consolidated financial statements for the year ended December 31, 2015.

From time to time, in the ordinary course of business, the Company and its subsidiaries are assessed fees or fines by securities regulatory authorities in relation to administrative matters, including late filing fees or reporting, which may be considered penalties or sanctions pursuant to Canadian securities regulations but which are not, individually or in the aggregate, material to the Company. In addition, the Company and its subsidiaries are subject to numerous regulatory authorities around the world, and fees, administrative penalties, settlement agreements and sanctions may be categorized differently by each regulator. However, during the most recently completed financial year, the Company is not aware of any material (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements entered into by us before a court relating to securities legislation or with a securities regulatory authority.

AUDIT COMMITTEE

The Audit Committee of the Company supports the Board in fulfilling its oversight responsibilities regarding the integrity of our accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of our external and internal auditors, the management of our risk, credit worthiness, treasury plans and financial policy and whistleblower and complaint procedures. A copy of the Audit Committee’s Terms of Reference is attached as Appendix A to this AIF.

The current members of the Audit Committee are Bill MacKinnon (Chair), Dick Auchinleck, Ray Chan, Lisa de Wilde, Rusty Goepel, Mary Jo Haddad and Sabi Marwah. Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 “Audit Committees” and the Board has determined that Bill MacKinnon is an audit committee financial expert and has accounting or related financial management expertise. The following lists the relevant education and experience of the members of TELUS’ Audit Committee that is relevant to their role on the committee.

Bill MacKinnon chairs the Audit Committee. He is the former Chief Executive Officer of KPMG Canada, serving from April 1999, to December 31, 2008. He first joined KPMG Canada in 1971, serving the company in numerous roles of increasing leadership for 37 years, including his membership on the board of directors of each of KPMG Canada, KPMG International and KPMG Americas. Mr. MacKinnon obtained a Bachelor of Commerce with Honours from the University of Manitoba in 1967. He is a Chartered Professional Accountant and holds his FCPA designation from the Institute of Chartered Professional Accountants of Ontario.

Dick Auchinleck is a corporate director and Chair of the Board of TELUS Corporation. He was Lead Director of TELUS from May 2014, to August 2015. He is also currently the lead director of ConocoPhillips, an oil and gas company. Dick was employed by Gulf Canada Resources Limited for 25 years, retiring in 2001 as President and Chief Executive Officer after the sale of the company to Conoco Inc. Dick has a Bachelor of Applied Science (Chemical Engineering) from the University of British Columbia.

Ray Chan is Chair of Baytex Energy Corp. (formerly Baytex Energy Trust). He was Chief Financial Officer of Baytex from 1998 to 2003 and Chief Executive Officer until 2008, when he assumed the role of Executive Chair. In 2014, he became Chair of Baytex in a non-executive capacity. Mr. Chan obtained a Bachelor of Commerce degree (with a major in accounting) from the University of Saskatchewan in 1977 and he became a Chartered Accountant in 1980. Mr. Chan has served as CEO and CFO of public companies for over 25 years and has served on public company boards, in most instances chairing the audit committee, for over 15 years.

Lisa de Wilde is Chief Executive Officer of the Ontario Educational Communications Authority (TVO), a position she has held since 2005. Prior to joining TVO, Lisa was President and CEO of Astral Television Networks. She holds a Bachelor of Arts (Honours) and a Bachelor of Laws from McGill University. In 2015, Lisa was awarded an Honorary Doctorate of Laws from Brandon University.

Rusty Goepel is Senior Vice-President of Raymond James Financial Ltd., an investment firm, and brings with him many years of valuable experience in financial markets. He holds a Bachelor of Commerce from the University of British Columbia and has 45 years of experience in the investment industry.

Mary Jo Haddad was the former President and CEO of The Hospital for Sick Children (SickKids) in Toronto from 2004 to 2013. Prior to that, she held several leadership positions at SickKids, including Executive Vice-President and Chief Operating Officer, and Chief Nurse Executive. Mary Jo has a Bachelor of Science (Honours) from the University of Windsor, holds a Master of Health Science from the University of Toronto and honorary doctorates from the University of Windsor, Ryerson University and University of Ontario Institute of Technology.

Sabi Marwah retired as the Vice Chairman and Chief Operating Officer of the Bank of Nova Scotia (Scotiabank) in 2014, a position he held since 2008. As Vice Chairman, Sabi was responsible for Scotiabank’s corporate financial and administrative functions and was actively involved in developing the bank’s strategic plans and priorities. Sabi joined Scotiabank as a Financial Analyst in 1979 and, during his career, held successively more senior positions within the finance department, including Deputy Comptroller, Senior Vice-President and Comptroller, and Executive Vice-President. He was appointed Chief Financial Officer (CFO) in 1998 and Senior Executive Vice-President and CFO in 2002. Sabi holds a Bachelor of Economics (Honours) from the University of Calcutta, a Master of Economics from the University of Delhi and an MBA (Finance) from the University of California, Los Angeles (UCLA).

Audit, audit-related and non-audit services

All requests for non-prohibited audit, audit-related and non-audit services provided by TELUS’ external auditor and its affiliates to TELUS are required to be pre-approved by TELUS’ Audit Committee. To enable this, we have implemented a process by which all requests for services involving the external auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request. If the request passes this review, it is then forwarded to the Chief Financial Officer for further review. Pending the Chief Financial Officer’s affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting. If the timing of the request is urgent, it is provided to the Audit Committee Chair for his or her review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the full committee’s review at the next scheduled quarterly meeting). Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests.

The following table is a summary of billings by Deloitte LLP (Deloitte), as external auditor of TELUS, during the period from January 1, 2015, to December 31, 2015:

Type of work	Deloitte LLP	%
Audit fees(1)	$3,844,128	88.6
Audit-related fees(2)	$140,463	3.2
Tax fees(3)	$102,562	2.4
All other fees(4)	$253,724	5.8
Total	$4,340,877	100.0

(1)        Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings.

(2)        Includes fees for services rendered by Deloitte in relation to the audit or review of our financial statements that were not part of audit fees.

(3)        Relates to tax compliance, tax advice and tax planning.

(4)        Includes fees for services rendered by Deloitte that are not in relation to the audit or review of our financial statements, such as sustainability diagnostics procedures and the community investment impact measurement.

The following table is a summary of billings by Deloitte LLP, as external auditor of TELUS, during the period from January 1, 2014, to December 31, 2014:

Type of work	Deloitte LLP	%
Audit fees(1)	$4,039,975	87.1
Audit-related fees(2)	$135,067	2.9
Tax fees(3)	$385,499	8.3
All other fees(4)	$78,288	1.7
Total	$4,638,829	100.0

(1)        Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings.

(2)        Includes fees for services rendered by Deloitte in relation to the audit or review of our financial statements that were not part of audit fees.

(3)        Relates to tax compliance, tax advice and tax planning.

(4)        Includes fees for services rendered by Deloitte that are not in relation to the audit or review of our financial statements, such as sustainability diagnostics procedures.

MATERIAL CONTRACTS

As at December 31, 2015, TCI is a party to a three-year agreement (expiry December 31, 2016) with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $500 million. TCI is required to maintain at least a BB credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded throughout its term.

On May 7, 2014, TELUS entered into a replacement five-year $2.25 billion unsecured credit facility (2014 Credit Facility) with a syndicate of 15 financial institutions. The 2014 Credit Facility replaces TELUS’ previous $2 billion facility which would have matured in the 4th quarter of 2016. The 2014 Credit Facility may be used for general corporate purposes including the backstop of commercial paper. The material terms of the 2014 Credit Facility are substantively the same as TELUS’ previous credit facility other than pricing, size of the facility and an extension of the term to May 2019.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of our knowledge, there were no directors or executive officers, or any associate or affiliate of a director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect us.

TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar is Computershare Trust Company of Canada. Computershare maintains the Company’s registers at 600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8.

INTERESTS OF EXPERT

Deloitte LLP, Chartered Professional Accountants, is the auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to TELUS may be found on SEDAR at sedar.com and EDGAR at sec.gov. Additional information regarding directors’ and officers’ remuneration, and securities authorized for issuance under equity compensation plans, will be contained in TELUS’ information circular for the annual meeting to be held on May 5, 2016. Additional financial information is provided in the Company’s consolidated financial statements and MD&A for the year ended December 31, 2015. All of the above information can also be found at telus.com.

APPENDIX A: TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

The Board has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, the Company’s internal controls and disclosure controls, the Company’s legal and regulatory compliance, the Company’s ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the identification and management of the Company’s risks, the Company’s credit worthiness, treasury plans and financial policy and the Company’s whistleblower and complaint procedures.

1.                                      MEMBERSHIP

1.1                               The Committee will have a minimum of three members, including the chair of the Committee. The Board, upon the recommendation of the Corporate Governance Committee, will appoint and remove the members of the Committee by a majority vote. The members will sit on the Committee at the pleasure of the Board.

1.2                               The Board, upon the recommendation of the Corporate Governance Committee, will appoint the chair of the Committee from the Committee’s members by a majority vote. The chair of the Committee will hold such position at the pleasure of the Board.

1.3                               All members of the Committee will be Independent Directors.

1.4                               All members of the Committee will be financially literate, as defined in accordance with applicable securities laws and standards of the stock exchanges on which the Company’s securities are listed.

1.5                               At least one member of the Committee will be an audit committee financial expert, as defined in accordance with applicable securities laws, and at least one member of the Committee will have accounting or related financial management expertise, as defined in accordance with applicable securities laws.

2.                                      MEETINGS

2.1                               The Committee will meet at least once each quarter and otherwise as necessary. Any member of the Committee may call meetings of the Committee.

2.2                               All directors of the Company, including management directors, may attend meetings of the Committee provided, however, that no director is entitled to vote at such meetings and is not counted as part of the quorum for the Committee if he or she is not a member of the Committee.

2.3                               Notwithstanding section 2.2 above, the Committee will, as a regular feature of each regularly scheduled meeting, hold an in-camera session with the external auditors and separately with the internal auditors, and an in-camera session without management or management directors present at each meeting. The Committee may, however, hold other in-camera sessions with such members of management present as the Committee deems appropriate.

2.4                               The Corporate Secretary or his or her nominee will act as Secretary to the Committee.

2.5                               The Committee will report to the Board on its meetings and each member of the Board will have access to the minutes of the Committee’s meetings, regardless of whether the director is a member of the Committee.

2.6                               The external auditors of the Company will receive notice of every meeting of the Committee and may request a meeting of the Committee be called by notifying the chair of the Committee of such request.

3.                                      QUORUM

The quorum necessary for the transaction of business at Committee meetings will be a majority of the members of the Committee. A quorum once established is maintained even if members of the Committee leave the meeting prior to conclusion.

4.                                      DUTIES

The Board hereby delegates to the Committee the following duties to be performed by the Committee on behalf of and for the Board:

4.1                              Financial Reporting

Prior to public disclosure, the Committee will review and recommend to the Board, and where applicable, to the boards of the Company’s subsidiaries which are reporting issuers, for approval:

a)                                     the annual audited consolidated financial statements and interim unaudited consolidated financial statements of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

b)                                     the interim and annual management’s discussion and analysis of financial condition and results of operations (MD&A) of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

c)                                      earnings press releases and earnings guidance, if any; and

d)                                     all other material financial public disclosure documents of the Company and those of its subsidiaries that are reporting issuers, including prospectuses, press releases with financial results and the Annual Information Form.

4.2                               External Auditors

The external auditors will report directly to the Committee and the Committee will:

(a)                                appoint the external auditors, subject to the approval of the shareholders, and determine the compensation of the external auditors;

(b)                                conduct an annual review of the external auditors;

(c)                                 oversee the work of the external auditors and review and approve the annual audit plan of the external auditors, including the scope of the audit to be performed and the degree of co-ordination between the plans of the external and internal auditors. The Committee will discuss with the internal auditors, the external auditors and management, the adequacy and effectiveness of the disclosure controls and internal controls of the Company and elicit recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis will be given to the adequacy of internal controls to prevent or detect any payments, transactions or procedures that might be deemed illegal or otherwise improper;

(d)                                meet regularly with the external auditors without management present and ask the external auditors to report any significant disagreements with management regarding financial reporting, the resolution of such disagreements and any restrictions imposed by management on the scope and extent of the audit examinations conducted by the external auditors;

(e)                                 pre-approve all audit, audit-related and non-audit services to be provided to the Company or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws;

(f)                                  annually review the qualifications, expertise and resources and the overall performance of the external audit team and, if necessary, recommend to the Board the termination of the external auditors or the rotation of the audit partner in charge;

(g)                                 at least annually, obtain and review a report by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with such issues; and all relationships between the external auditors and the Company;

(h)                                annually assess and confirm the independence of the external auditors and require the external auditors to deliver an annual report to the Committee regarding its independence, such report to include disclosure regarding all engagements (and fees related thereto) by the Company and relationships which may impact the objectivity and independence of the external auditors;

(i)                                    require the external auditors to deliver an annual acknowledgement in writing to the Committee that the shareholders, as represented by the Board and the Committee, are its primary client;

(j)                                   review post-audit or management letters, containing recommendations of the external auditors and management’s response;

(k)                                review reports of the external auditors; and

(l)                                    pre-approve the hiring of employees and former employees of current and former auditors in accordance with applicable securities laws and TELUS policies.

Notwithstanding section 4.2(d) above, the Committee may delegate the pre-approval of audit, audit-related and non-audit services to any one member of the Committee, provided, however, a report is made to the Committee on any pre-approval of such services at the Committee’s first scheduled meeting following the pre-approval.

4.3                               Internal Auditors

The internal auditors will report functionally to the Committee and administratively to the Chief Financial Officer and the Committee will:

(a)                                  review and approve management’s appointment, termination or replacement of the Chief Internal Auditor;

(b)                                  review and consider the annual performance objectives, performance evaluation and compensation treatment of the Chief Internal Auditor;

(c)                                   oversee the work of the internal auditors including reviewing and approving the annual internal audit plan and updates thereto;

(d)                                  review the report of the internal auditors on the status of significant internal audit findings, recommendations and management’s responses and review any other reports of the internal auditors;

(e)                                   review the scope of responsibilities and effectiveness of the internal audit team, its reporting relationships, activities, organizational structure and resources, its independence from management, its credentials and its working relationship with the external auditors; and

(f)                                    review and approve the internal audit charter and updates thereto on an annual basis.

The internal auditors will report quarterly to the Committee on the results of internal audit activities and will also have direct access to the chair of the Committee when the internal auditors determine it is necessary.

4.4                              Whistleblower, Ethics and Internal Controls Processes

The Committee will ensure that the Company has in place adequate procedures for:

(a)                                the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters; and

(b)                                the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The CEO or CFO will report to the Committee, and the Committee will review such reports, on any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. Where the CEO, CFO and/or the Chief Internal Auditor are named in a complaint, the Director of Ethics will speak directly with the Chair of the Committee.

The Committee will review:

(a)                                annually and recommend to the Board for approval, together with the Human Resources and Compensation Committee, the ethics policy and material changes thereto;

(b)                                quarterly reports on ethics breaches pertaining to internal controls over financial reporting, including fraud involving management or other employees who have a role in the Company’s internal controls over financial reporting;

The Chief Internal Auditor will report to the Committee, and the Committee will consider such reports, on the results of the investigation of whistleblower, ethics and internal controls complaints.

4.5                              Accounting and Financial Management

The Committee will review:

(a)                                with management and the external auditors, the Company’s major accounting policies, including the impact of alternative accounting policies and key management estimates, risks and judgments that could materially affect the financial results and whether they should be disclosed in the MD&A;

(b)                                emerging accounting issues and their potential impact on the Company’s financial reporting;

(c)                                 significant judgments, assumptions and estimates made by management in preparing financial statements;

(d)                                the evaluation by either the internal or external auditors of management’s internal control systems, and management’s responses to any identified weaknesses;

(e)                                 the evaluation by management of the adequacy and effectiveness in the design and operation of the Company’s disclosure controls and internal controls for financial reporting;

(f)                                  audits designed to report on management’s representations on the effectiveness and efficiency of selected projects, processes, programs or departments;

(g)           management’s approach for safeguarding corporate assets, data and information systems, the adequacy of staffing of key financial functions and their plans for improvements; and

(h)                                internal interim and post implementation reviews of major capital projects.

4.6                              Credit Worthiness, Treasury Plans and Financial Policy

The Committee will review with management:

(a)                                the Company’s financial policies and compliance with such policies;

(b)                                the credit worthiness of the Company;

(c)                                 the liquidity of the Company; and

(d)                                important treasury matters including financing plans.

4.7                               Legal/Regulatory Matters and Ethics

The Committee will review:

(a)                                with management, the external auditors and legal counsel, any litigation, claim or other contingency, including any tax assessment, that could have a material effect upon the financial position or operating results of the Company;

(b)                                annually, management’s relationships with regulators, and the accuracy and timeliness of filings with regulatory authorities;

(c)                                 quarterly reports from the Chief Legal Officer on compliance with laws and regulations; and

(d)                                quarterly reports from the Chief Compliance Officer on legal and regulatory compliance activities.

4.8                               Risk Management

The Committee will:

(a)                                consider reports on the annual enterprise business risk assessment and updates thereto;

(b)                                except to the extent that responsibility is reserved to the Board or delegated to another Board committee, review management’s implementation of risk policies and procedures, and assess the appropriateness and comprehensiveness of those policies and procedures;

(c)                                 consider reports on security;

(d)                                consider reports on financial risk management including derivative exposure and policies;

(e)                                 consider reports on tax risk management and governance; and

(f)                                  review other risk management matters from time to time as the Committee may consider suitable or the Board may specifically direct.

4.9                               Other

The Committee will review:

(a)                                the expenses of the Chair of the Board;

(b)                                the proposed disclosure concerning the Committee to be included in the Company’s Annual Information Form to verify, among other things, that it is in compliance with applicable securities law requirements;

(c)                                 significant related party transactions and actual and potential conflicts of interest relating thereto to verify their propriety and that disclosure is appropriate;

(d)                                the disclosure policy of the Company;

(e)                                 and evaluate, at least once annually, the adequacy of these Terms of Reference and the Committee’s performance, and report its evaluation and any recommendations for change to the Corporate Governance Committee.

The Committee will also have such other duties and responsibilities as are delegated to it and review such other matters as, from time to time, are referred to it by the Board.

5.                                      AUTHORITY

The Committee, in fulfilling its mandate, will have the authority to:

(a)                                engage and set compensation for independent counsel and other advisors;

(b)                                communicate directly with the Chief Financial Officer, internal and external auditors, Chief Compliance Officer and Chief General Counsel;

(c)                                 delegate tasks to Committee members or subcommittees of the Committee; and

(d)                                access appropriate funding as determined by the Committee to carry out its duties.